02055626

VIROTEC
International Ltd
A.B.N. 81 004 801 398

PO Box 188
Sanctuary Cove
Queensland 4212
Phone 61 7 5530 8014
Fax 61 7 5530 8052
mail@virotec.com
www.virotec.com

23 September 2002

File No. -82-5090

U.S Securities Exchange Commission
Attn: Filing Desk
450 Fifth Street
Washington DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
OCT 0 3 2002
WASH, D.C. 154 SECTION

Dear Sir or Madam:

Re: Submission by Virotec International Ltd under Rule 12g3-2(b)

Please see attached ASX announcements made on the 23 September, 2002.

Yours faithfully

Angus Craig
Company Secretary

PROCESSED
NOV 1 3 2002
THOMSON
FINANCIAL

dlw 11/4

23 September 2002

VIROTEC EXPANDS INTO SEWAGE TREATMENT

Virotec International Ltd (ASX/AIM: VTI) is pleased to announce an entirely new process ViroSewage™ technology, which the company believes, will be of substantial value to the global wastewater treatment industry.

ViroSewage™ technology is a further development of the company's platform Bauxsol™ Technology. It is easily integrated into existing sewage treatment facilities and involves the implementation of a relatively simple engineering retro-fit and the application of ViroSewage™ reagents (patent applications lodged).

ViroSewage™ technology was developed and tested in Australia, with the assistance of two Queensland municipal councils, one a conventional Trickle Filter Facility, and the other, a Biological Nutrient Removal Facility. At both facilities, ViroSewage™ technology delivered outstanding results

Executive Chairman, Brian Sheeran states: "Increasing urbanisation and industrialisation have resulted in a dramatic increase in the volume of wastewater produced around the world. It has also created significant challenges. Sludge disposal is a worldwide problem. Odour pollution is a worldwide problem. The capacities of sewage treatment plants are constantly being stretched.

Eighteen months ago, Virotec set out to see if the company could make cleaner waste water and cleaner biosolids (treated sludge). We exceeded all our expectations. ViroSewage™ technology compliments and optimises all the material flows and processes associated with sewage treatment, including final disposal.

Today we bring to the market a process that delivers:

1. Substantial odour reduction minimising local impacts from sewage treatment facilities.
2. Reduced residence time in the final clarifier potentially allowing existing plants to significantly increase capacity without substantial increase in capital expenditure.
3. Economically achievable removal of up to 99.9% of phosphorus.
4. Superior biosolids that are free from objectionable odour, phosphate enriched and environmentally safe due to unmatched heavy metal immobilisation.
5. Treated biosolids that "cook" during composting at up to 15 degrees centigrade higher than normal untreated biosolids, while reducing the possibility of spontaneous combustion, providing significant environmental and economic incentives to compost biosolids that include;
    - 100% elimination of pathogens
    - Up to 65% reduction in time required for composting.
    - Up to 40% reduction in the quantity of green mulch required for composting.

VIROTEC INTERNATIONAL LTD
ABN 81 004 801 398
PO BOX 188
SANCTUARY COVE QLD 4212
AUSTRALIA

Mr Sheeran concludes "Virotec has produced a technology able to deliver odourless effluent that easily meets the most stringent discharge limits for phosphorus and suspended solids as well as substantially enriched, stabilized odour free biosolids ideal for recycling as a marketable product. The Directors believe ViroSewage™ technology will bring substantial rewards to shareholders and we are actively pursuing worldwide markets."

For further information regarding the ViroSewage™ technology please refer to the attached additional explanatory information or refer to www.virotec.com.

2) Odour Elimination - New Sewage Plants

VIROTEC INTERNATIONAL LTD
ABN 81 004 801 398
PO BOX 188
SANCTUARY COVE QLD 4212
AUSTRALIA

Virotec International Ltd

ViroSewage™ Technology

The following information provides greater detail on the various aspects of ViroSewage™ technology and provides examples of some of the associated markets.

1) Odour Elimination - Existing Sewage Plants

Older sewage treatment works are now much closer to urban centres than when they were first built. Expanding cities and towns mean that houses are located close to the original treatment works. Complaints frequently refer to the unpleasant odour emanating from the open basins where the wastewater is treated and to the odour released from biosolids (treated sludge) stored at composting sites or sent to landfill. In some crowded cities, governments have been forced to replace all the conventional open tanks in sewage treatment works with covered units to control the emission of foul air.

ViroSewage™ technology can be applied upstream of known odour sources within a treatment facility, resulting in a reduction in the biological production of organic and inorganic volatile sulphur compounds that cause odour problems, virtually eliminating the discharge of odour from these points to the atmosphere.

ViroSewage™ technology is a breakthrough in an industry that has employed various unsuccessful means to control odour pollution, including the addition to sewage of water, oxygen, lime, hydrogen peroxide, biological additives, and the use of air phase odour controls such as activated carbon adsorbers, biofilters and odour neutralising agents.

2) Odour Elimination - New Sewage Plants

In China all cities are required to establish wastewater treatment facilities that process 45 per cent of sewage by 2005 and 60 per cent by 2010. Since 1996, the Chinese government has invested 200 billion yuan (24 billion U.S. dollars) chiefly in urban construction. The United Nations Industrial Development Organization has promised to allocate 30 billion U.S. dollars to help sewage treatment in major Chinese cities in the next decade.

A facility employing ViroSewage™ technology should have no odour pollution concerns.

As several major companies are currently competing to establish treatment facilities in China, the Directors believe Virotec's technology can significantly influence proximity considerations of any proposed development and this could lead to a significant reduction in capital outlay. Throughout the world, planning authorities refuse planning permission on the grounds that the odour nuisance from the proposed development will be detrimental to the amenity of the area and subsequently, sewage treatment facilities are required to be located a significant distance from urban centres.

VIROTEC INTERNATIONAL LTD
ABN 81 004 801 393
PO BOX 188
SANCTUARY COVE QLD 4212
AUSTRALIA

3) Increased Capacity

In the US, a nationwide analysis revealed that between 1968 and 1996 the EPA provided $61.1 billion in Federal Construction Grants Program funds to help fund new or upgrade existing publicly owned treatment facilities to cope with increasing demand. The States, local authorities and private sector made an even greater investment of well over $200 billion. The survey also revealed the overall number of people served by publicly owned treatment facilities increased from 140.1 million in 1968 to 189.7 million in 1996 (a 35% increase) and the number of people served by publicly owned treatment facilities with secondary or greater levels of wastewater treatment almost doubled from 85.9 million in 1968 to 164.8 million in 1996.

Throughout the world, local governments are being asked to play a larger role in water resources financing to cope with rapidly increasing hydraulic and organic loads on sewage treatment facilities. For instance, in Australia, approximately 70% of the population live in large metropolitan centres with the consequence that large volumes of sludge are produced in a few centralised locations.

ViroSewage™ technology stimulates faster particle-fluid separation resulting in up to a 50% reduction in residence time in the final clarifier. This has significant repercussions for treatment plants operating at 100% capacity and facing costly upgrades. Potentially, the ViroSewage™ process allows existing plants to significantly increase current capacity without substantial increase in capital expenditure.

Furthermore, ViroSewage™ technology almost eliminates the need for costly flocculents.

4) Phosphate management

The total volume of treated water in North America is about 20 gallons per person per day, or 100 billion gallons per year. It is accepted worldwide that phosphorus needs to be removed from sewage effluent before discharge, to prevent enhanced eutrophication (especially blue-green algae) particularly in shallow fresh water bodies. However, quite often, the liquid effluent discharge pipes from many municipal sewage treatment plants are "point sources" of immense quantities of nutrients (nitrate and phosphate). EPA regulatory authorities worldwide continually seek reductions in the discharge of phosphorous nutrients from treated sewage effluent.

A further phase of the ViroSewage™ treatment reduces the soluble inorganic phosphorous content in sewage effluent to the minimum theoretical solubility limit for phosphate precipitates. In turn, up to 65% of the phosphate nutrient is transferred to the VST enriched biosolids in a remarkably stable form, where it remains stable even in anoxic conditions. Unlike normal biosolids, phosphate enriched VST biosolids can potentially be used to improve soils whose pH is even less than 5.5.

ViroSewage™ technology, when tested at a conventional sewage treatment plant, improved the traditional poor rate of phosphorous removal from the effluent stream from approximately 10% - 80% to over 99%.

In a Biological Nutrient Removal sewage treatment plant, phosphate removal is highly dependent on both the incoming phosphate loading and the current plant operating conditions. Disruption to the BNR process may result from large variation in hydraulic flow, material overload, chemical or toxic shock, all of which generally result in excessive phosphate discharge.

ViroSewage™ technology, at a BNR plant, not only ensures the removal of over 99% of phosphorous from the effluent stream, it allows the BNR process to concentrate exclusively on the removal of nitrogen, considerably improving the efficiency of the BNR process and effectively reducing manpower hours needed for critical ongoing BNR management.

5) Heavy Metal Immobilisation

The EU estimates 67% of European biosolids in the short term, and 85% in the long term, fail to comply with limit values on heavy metals or organic compounds in sludge or in soil. Without the ability to comply with the stricter restrictions that are currently being imposed, it has been estimated that local authorities may have to bear a cost of up to 60% for the cost of switching from land-spreading to incineration of biosolids.

In the USA, the EPA has recently proposed strict guidelines for the disposal of biosolids in landfills, depending on the proximity of the landfill to pristine groundwater which is an irreplaceable source of drinking water. Leachate problems can arise from zinc, copper, lead and even cadmium found in biosolids produced in large cities.

ViroSewage™ technology can be used to immobilize heavy metals in biosolids so that stringent standards for leachability of heavy metals are met.

6) Recycled Biosolids

Local governments make the decision whether to incinerate biosolids, bury them in a landfill, dump them in oceans or recycle them as a fertilizer. In Sydney, Australia, for example, large volumes of sludge will continue to be produced in the coastal suburbs while the nearest suitable land-fill sites could be as much as 100km away. In fact, just over half the world's population - around 3.2 billion people - occupy a coastal strip 200 kilometres wide (120 miles), representing only 10 per cent of the earth's land surface. When biosolids are successfully recycled, they can be applied as fertilizer to sustainably improve and maintain productive soils and stimulate plant growth.

In the USA, only biosolids that meet the most stringent standards spelled out in the U.S. Environmental Protection Agency Federal and state rules can be approved for use as a fertilizer. Since 1992, when a ban on ocean dumping was instituted, applying biosolids to land has reduced the amount of sewage sludge that would otherwise need to be buried in landfills or incinerated. About 60 percent of sewage sludge produced is converted for land application. In 1998 the quantity of sludge generated in the US was estimated to be approximately 7.5 million dry tons per year.

In Europe, the total amount of sludge produced in the fifteen EU Member States is predicted to increase from 6.6 million tonnes of dry matter in 1992 to at least 9.4 million tonnes in 2005. Most experts, particularly from the European Union, consider some form of land-spreading as the most sustainable way. The EU expects the proportion of sludge used for agriculture and soil conditioning to have increased by 73% by 2005, to 53 % of the total produced.

In response to environmental concerns, more and more local governments are selecting alternatives for their biosolids that will do the most for organics recycling and beneficial reuse. Many local governments are choosing composting to produce a value-added product that is saleable in multiple markets. Composting is primarily the acceleration of natural biodegradation.

VIROTEC INTERNATIONAL LTD
ABN 81 004 801 398
PO BOX 188
SANCTUARY COVE QLD 4212
AUSTRALIA

The elevated temperatures of the controlled aeration, which is produced by the microbial action, significantly reduces pathogens and breaks down the composting mass until a stabilised product is produced.

Traditionally, the natural biological action creates a temperature rise ranging from 55C to 65C and the reaction temperature in the pile must be at least 55°C for three weeks to achieve efficient pasteurization. ViroSewage™ technology results in the temperature rising as high as 85°C while reducing the possibility of spontaneous combustion and eliminating 100% of pathogens, generally within 24 hours of reaching this temperature.

ViroSewage™ technology also results in a 65% reduction in time required for the composting stabilization process enabling faster turnover and significantly reducing the size of the composting facility.

Biosolids composting also requires the addition of a bulking agent to provide air space and to make the mixture permeable. Typical bulking agents include green mulch, wood chips, shredded bark, sawdust, shredded paper other materials. ViroSewage™ technology results in a 40% reduction in the required volume of the bulking agent and, again this contributes to a large reduction in the size of the composting facility.

ViroSewage™ technology not only contributes to faster composting, it also vastly improves the quality of the end products for market – which range from a superior composted product, a first class soil conditioner and even a retail potting mix.

Traditionally, all facilities handling biosolids produce odours and frequently composting facilities are forced to operate at reduced capacity due to objectionable odour issues. In the US several of the large composting facilities have designed and engineered expensive air scrubbers to reduce emissions. ViroSewage™ technology eliminates offensive odour pollution.

Composting facilities also require drainage systems and a "pond" to catch runoff to eliminate chances of non-point source pollution from noxious leachate. ViroSewage™ technology significantly reduces leachate run off.

It is becoming increasingly obvious that composted biosolids have enormous reuse potential. In the US, products from composted biosolids are used on some of the most high-profile lawns and gardens in the country; including, the White House, Mount Vernon, the Governor's Mansion in Annapolis, Maryland and the celebrated Orioles Park at Camden Yards in Baltimore. When Tiger Woods and the rest of the 1997 U.S. Open Tour strode the fairways at Congressional Country Club in Potomac, MD, they were walking on grass fed with a composted by-product. In Australia, composted by-products are also used on public sites such as parks, golf courses, lawns and home gardens.

In conclusion, ViroSewage™ technology is a breakthrough technology that compliments and optimises all the material flows and processes associated with sewage treatment including final disposal.

For further information please contact Virotec International, +617 5530 8014 or mail@virotec.com

VIROTEC INTERNATIONAL LTD
ABN 81 004 801 398
PO BOX 188
SANCTUARY COVE QLD 4212
AUSTRALIA